# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zevia PBC, CIK 0001854139
CUSIP: 98955K104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 15821 Ventura Blvd., Suite 145, Encino, California (CA), 91436
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0000898286
Persons authorized to receive notices and communications: Soulef Hadjoudj, Caisse de depot et placement du Quebec, 1000, place Jean-Paul-Riopelle, Montreal, Quebec Canada (A8), H2Z 2B3, (514) 847-5998

## Reporting persons
- CDP Investissements Inc. (CIK 0001490160): type of reporting person: corporation (CO); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,400,428; sole dispositive power 0; shared dispositive power 11,400,428; aggregate amount beneficially owned 11,400,428 (15.9% of the class)
- Caisse de depot et placement du Quebec (CIK 0000898286): type of reporting person: other (OO); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,400,428; sole dispositive power 0; shared dispositive power 11,400,428; aggregate amount beneficially owned 11,400,428 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Zevia PBC
Address of issuer's principal executive offices: 15821 Ventura Blvd., Suite 145, Encino, California (CA), 91436
Comment: This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on August 5, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on July 2, 2025, Amendment No. 2 filed by the Reporting Persons on September 30, 2025 and Amendment No. 3 filed by the Reporting Persons on January 29, 2026 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Citizenship:
Item 2(f) of the Schedule 13D is amended and restated as follows:

The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

CDPI is the direct beneficial owner of 11,400,428 shares of Class A Common Stock, which represents approximately 15.9% of the Issuer's outstanding Class A Common Stock, based on 71,775,241 shares of Class A Common Stock outstanding as of May 1, 2026 as disclosed in the Issuer's Quarterly Report for the quarterly period ended March 31, 2026 on Form 10-Q (File No. 001-40630) filed with the Securities and Exchange Commission on May 6, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

The transactions by the Reporting Persons in the shares of Class A Common Stock during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the shares of Class A Common Stock in the last 60 days.

## Signatures
- CDP Investissements Inc.: /s/ Soulef Hadjoudj, Soulef Hadjoudj/Authorized Signatory (05/28/2026)
- Caisse de depot et placement du Quebec: /s/ Soulef Hadjoudj, Soulef Hadjoudj/Authorized Signatory (05/28/2026)